Exhibit 99.3

--------------------------------------------
Investor Relations Contacts:
--------------------------------------------
KCSA Worldwide
Lee Roth / Marybeth Csaby
212-896-1209 / 212-896-1236
lroth@kcsa.com / mcsaby@kcsa.com
--------------------------------------------

            TTI Telecom Reports First Quarter 2007 Financial Results

                              Q1 2007 EPS Breakeven

Petach Tikva, Israel - May 14, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL), (`the Company'), a global supplier of Operations Support Systems
(OSS) to communications service providers, today announced results for the first quarter ended March 31, 2007.
Total revenues for the first quarter were $10.7 million, compared with $12.5 million for the first quarter of fiscal 2006. Total operating expenses were $5.7 million, compared to $6.1 million in the first quarter of 2006 and $7.1 million in the fourth quarter of 2006.

Operating loss for the quarter was $0.4 million compared with operating income of $0.7 million for the same quarter last year. Net loss was $42,000, or $0.00 per diluted share, compared to net income of $0.8 million, or $0.04 per diluted share for the first quarter of 2006. As of March 31, 2007, the Company had approximately $30.2 million in cash and liquid investments.

Commenting on the results, Meir Lipshes, Chairman and CEO of TTI Telecom, stated, "We are pleased with our results for the first quarter, which showed a slight top-line improvement over the fourth quarter of 2006. Additionally, we saw success in our fourth quarter expense reduction initiative, through which operating expenses declined by nearly 18%. We reached breakeven compared to losses of approximately $3 million. With a leaner, more efficient organizational structure and strong balance sheet, we believe that TTI is well positioned to capitalize on new growth opportunities as they arise."

Lipshes concluded, "We are committed to building upon this recent progress, and are working to carry this momentum into the second quarter and beyond."

Conference Call Information:
A conference call has been scheduled for 9:00am ET today, May 14, 2007, during which management will discuss the Company's performance for the quarter. The call can be accessed via live webcast through the Investor Relations portion of the TTI Telecom web site, www.tti-telecom.com and at www.kcsa.com. A telephone replay of the call will also be available starting two hours after the completion of the call until 11:59pm ET on May 18, 2007. To access the replay, please dial +1.877-519-4471 (International dialers can call +1.973-341-3080), participant code 8794593. The webcast of the conference call will be archived on the TTI Telecom and KCSA web sites for 90 days.

About TTI Telecom:
TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The company's Netrac portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that give customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.



                                                             TTI TEAM TELECOM INTERNATIONAL LTD.
                                                                    STATEMENTS OF INCOME

                                                               (in thousands of U.S. dollars)

                                                                    Three months Ended
                                                                         March 31,
                                                           ------------------------------------------
                                                                 2007                      2006
                                                           --------------             ---------------
Revenues:                                                    Unaudited

Product                                                         $5,781                    $7,948
Services                                                         4,926                     4,547
                                                             ----------                -----------

Total revenues                                                  10,707                    12,495
                                                             ----------                -----------

Cost of revenues:
Product                                                          3,007                     3,748
Services                                                         2,372                     1,932
                                                             ----------                -----------

Total cost of revenues                                           5,379                     5,680
                                                             ----------                -----------

Gross profit:                                                    5,328                     6,815
                                                             ----------                -----------


Operating expenses:
Research and development, net                                    2,199                      2,105
Sales and marketing, net                                         1,735                      2,535
General and administrative                                       1,811                      1,456
                                                             ----------                -----------

Total operating expenses                                         5,745                      6,096
                                                             ----------                -----------
Operating income (loss)                                          (417)                        719
Financial income, net                                             581                          96
                                                             ----------                -----------

Income before taxes on income                                     164                         815
Taxes on income                                                   206                          12
                                                             ----------                -----------

Net income (loss)                                                (42)                         803
                                                             ==========                ===========


Net basic income (loss) per share attributable to
Ordinary shareholders basic and diluted                         $0.00                       $0.04
                                                             ==========                ===========


Weighted average number of shares used for computing
diluted net income (loss) per share to
ordinary shareholders                                        16,000,431                 14,575,138
                                                             ==========                ===========

Weighted average number of shares used for
computing basic net income (loss) per
share to ordinary shareholders                               16,000,431                 14,159,809
                                                             ==========                ===========

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


                                                        TTI TEAM TELECOM INTERNATIONAL LTD.
                                                            CONSOLIDATED BALANCE SHEET

                                                           (in thousands of U.S dollars)


                                                            March 31,                December 31,
                                                             2007                        2006
                                                          Unaudited

ASSETS

CURRENT ASSETS:


Cash and cash equivalents                                  27,321                       31,410
Short term deposits                                         2,779                          984
Trade receivables                                           6,558                        4,664
Unbilled receivables                                        1,246                        2,834
Related parties                                               379                          373
Other accounts receivable and prepaid expenses              2,112                        2,265
                                                          ---------                     -------

Total current assets                                       40,395                        42,530
                                                          ---------                     -------

LONG-TERM INVESTMENTS:

Long term deposits                                             97                           97
Investment in affiliate                                       165                          165
Severance pay fund                                          3,395                        3,627
Long-term receivables                                       3,314                        3,324
                                                          ---------                     -------

Total long-term investments                                 6,971                        7,213
                                                          ---------                     -------



PROPERTY AND EQUIPMENT:

Cost                                                       23,461                       23,612
Less - accumulated depreciation                            19,836                       19,770
                                                          ---------                     -------

Property and equipment, net                                 3,625                        3,842
                                                          ---------                     -------
Total Assets                                               50,991                       53,585
                                                          =========                     =======


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables                                             1,643                         2,508
Related parties                                              318                            40
Deferred revenues                                          6,730                         8,333
Other accounts payable and accrued expenses                7,060                         7,187
                                                          ---------                     -------

Total current liabilities                                 15,751                        18,068
                                                          ---------                     -------
ACCRUED SEVERANCE PAY                                      4,803                         5,022
                                                          ---------                     -------

SHAREHOLDERS' EQUITY:

Share capital:                                             2,594                         2,594
Additional paid-in capital                                74,944                        74,919
Retained earnings (Accumulated deficit)                  (47,101)                      (47,018)
                                                          ---------                     -------

Total shareholders' equity                                30,437                        30,495
                                                          ---------                     -------

Total liabilities and shareholders' equity                50,991                        53,585
                                                          =========                     ========

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

                                      Number of         Share capital
                               -----------------      ----------------                  Accumulated     Retained     Total
                                                                            Additional  other           Earnings/    Shareholders'
                               Ordinary   Preferred  Ordinary  Preferred A  Paid-in     comprehensive   (Accumulated Equity
                               shares     A shares   shares    shares       Capital     loss net         loss)

                                                ------------  -----------  ------------  -----------  ---------------  -------------
Audited

Balance as of December 31,

2005                          13,872,941   4,636,391  $ 2,022    $ 526       $  73,446    $  (336)       $ (43,215)     $ 32,443

Exercise of warrants             427,490       -           46        0           1,022          -            -            1,068
Conversion of Convertible
Preferred A shares             1,700,000  (1,700,000)     192     (192)            -            -            -              -
Share-based compensation            0         0            0        0              451           0           0              451
Comprehensive loss:
Other comprehensive loss
- unrealized losses on
available-for-sale  marketable
securities, net of impairment       -          -            -        -              -         336             -             336

Net loss                            -          -            -        -              -           -          (3,803)        (3,803)
                               ---------    --------  --------  --------    ----------   ---------         -------       --------
Balance as of December 31,
2006                          16,000,431    2,936,391   2,260       334         74,919          -          (47,018)       30,495

Unaudited

Exercise of warrants                -            -       -           -             -            -               -            -
Conversion of shares                -            -       -           -             -            -               -            -
Share-based compensation            -            -       -           -              25          -               -           25
Comprehensive loss:
Other  comprehensive
loss - unrealized
losses on available
-for-sale marketable
securities, net of impairment      -            -       -           -             -            -                -            -
Accumulated effect of Fin 48
 adoption                          -            -       -           -             -            -                (41)        (41)
 Net loss                          -            -       -           -             -            -                (42)        (42)
                               ---------    --------  --------  --------    ----------   ---------         -------       --------
Balance as of March 31,
2007                          16,000,431    2,936,391    2,260     334         74,944          -            (47,101)      30,437
                              ==========    =========   ========  ========    ===========  =========       ========       =======
Unaudited

Balance as of December 31,
2005                          13,872,941   4,636,391     2,022     526         73,446      (336)           (43,215)      32,443

Exercise of warrants             354,545        -           38       -            848          -                -            886
Conversion of shares             181,818   (181,818)        21     (21)           -            -                -             -
Share-based compensation            -           -           -        -            115          -                -            115
Comprehensive loss:
Other  comprehensive
loss - unrealized
losses on available
-for-sale marketable
securities, net of impairment       -            -          -        -             -         107                 -           107
Net income                          -            -          -        -             -          -                 803          803
                               ---------    --------  --------  --------    ----------   ---------         -------       --------
Balance as of March 31,
2006                           14,409,304   4,454,573    2,081      505       $74,409      $(229)          $(42,412)      $34,354
                              ==========    =========   ========  ========    ===========  =========       ========       =======


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


                                                                                   TTI TELECOM INTERNATIONAL LTD.
                                                                                CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                   (in thousands of U.S. dollars)

                                                             Three months ended                     Year ended
                                                                 March 31,                            Dec 31,
                                                             2007           2006                        2006
                                                            -------       ---------                  -----------
                                                                 Unaudited


    Cash flows from operating activities:
------------------------------------------------


Net income (loss)                                            $(42)          $803                       $(3,803)
Adjustments to reconcile net income (loss) to net
 cash provided by (used in) operating activities:
    Depreciation and amortization                             523           482                          2,589
    Gain from sale of property and equipment                 (116)          (21)                           (73)
    Accrued interest on short - term bank deposits             (4)           (3)                           (23)
    Severance pay, net                                         13           174                            513
    Decrease (increase) in trade receivables                 (865)          121                           (764)
    Decrease (increase) in unbilled receivables             1,588          (755)                        (1,870)
    Decrease in long term trade and unbilled receivables       10           917                            613
    Decrease (increase) in other accounts
     receivable and prepaid expenses                          153           154                            (47)
    Increase (decrease) in trade payables                  (1,894)          347                            641
    Increase in related parties                               272         1,140                             34
    Decrease in deferred revenues                          (1,603)       (1,505)                        (1,893)
    Decrease in other accounts payable
     and accrued expenses                                    (168)       (1,255)                          (276)
    Amortization of stock base compensation                    25           115                            451
    Amortization of premium and accretion of accrued
     interest on available for sale marketable securities       0           299                           1,305
                                                           ---------     -----------                    ------------
Net cash provided by (used in) operating activities        (2,108)        1,013                         (2,603)
                                                           ---------     -----------                    ------------

       Cash flows from investing activities:
---------------------------------------------------------
    Investment in short-term and long-term bank deposits   (2,000)            0                           (188)
    Investment in available-for-sale marketable securities      0        (3,196)                            0
    Proceeds from sale and redemption of
     available-for-sale marketable securities                   0         8,700                          14,744
    Proceeds from short-term and long-term bank deposits      209           437                           1,984
    Proceeds from sale of property and equipment              122            33                             117
    Purchase of property and equipment                       (312)         (540)                         (1,746)
                                                           ---------     -----------                    ------------
    Net cash provided by (used in) investing activities    (1,981)        5,434                          14,911


       Cash flows from financing activities:
--------------------------------------------------------

    Proceeds from issuance of preferred / regular
      shares, net                                             -              886                           1,068
                                                           ---------     -----------                    ------------

Net cash provided by financing activities                     -              886                           1,068
                                                           ---------     -----------                    ------------

Increase (decrease) in cash and cash equivalents           (4,089)         7,333                          13,376

Cash and cash equivalents at the beginning
 of the period                                            $31,410         18,034                          18,034
                                                           ---------     -----------                    ------------
Cash and cash equivalents at the end of the period        $27,321        $25,367                         $31,410
                                                          ==========     ===========                    ============


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